Exhibit 3.2

CERTIFICATE OF AMENDMENT TO

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AKSTON BIOSCIENCES CORPORATION

(Pursuant to Sections 242 of the

General Corporation Law of the State of Delaware)

Akston Biosciences Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1.            That the name of the Corporation is Akston Biosciences Corporation, and that the Corporation was originally incorporated pursuant to the General Corporation Law on December 28, 2011, under the name Akston Biosciences Corporation. The Corporation filed its Seventh Amended and Restated Certificate of Incorporation on February 23, 2022 (as amended, the “Restated Certificate”).

2.            That the Board of Directors of the Corporation, by written consent filed with the minutes of the Corporation, duly adopted a resolution setting forth certain proposed amendments to the Restated Certificate, declaring said amendments to be advisable and calling for such amendments to be submitted to the stockholders of the Corporation for its approval. The resolution proposed:

1)	The first paragraph of Article Fourth of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 2,008,299 shares of Common Stock, $0.000001 par value per share (“Common Stock”), and (ii) 1,330,063 shares of Preferred Stock, $0.000001 par value per share (“Preferred Stock”).”

2)	The first sentence of the first paragraph of Part B of Article Fourth of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“139,075 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock,” 121,934 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series B Preferred Stock,” 176,954 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series C Preferred Stock,” 166,706 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series D Preferred Stock,” 247,400 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series E Preferred Stock,” 320,044 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series F Preferred Stock,” and 157,950 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series G Preferred Stock,” each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.”

3)	This Amendment has been approved and duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law.

4)	All other provisions of the Restated Certificate shall remain in full force and effect.

5)	This Amendment shall be effective upon its filing with the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be executed by a duly authorized officer on this 24th day of July, 2023.

By:	/s/ Todd C. Zion
Name:	Todd C. Zion
Title:	President & Chief Executive Officer